January 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Hodan Siad– Office of Structured Finance

Arthur Sandel – Office of Structured Finance

Re:     Rochester Gas and Electric Corporation

RG&E Storm Funding, LLC

Registration Statement on Form SF-1

Filed January 8, 2025

File Nos. 333-283455 and 333-283455-01

Dear Ms. Siad and Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as the underwriters, hereby join the request of Rochester Gas and Electric Corporation and RG&E Storm Funding, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective at 12:00 noon. Eastern Time on January 31, 2025, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: January 8, 2025

(ii)	Anticipated dates of distribution: January 31, 2025 – February 14, 2025

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter who is reasonably anticipated to participate in the distribution of the securities as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.

J.P. MORGAN SECURITIES LLC

By:	/s/ Marquis Gilmore
Name:	Marquis Gilmore
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Lauren Burke Kohr
Name:	Lauren Burke Kohr
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Managing Director

On behalf of the Underwriters

Signature Page to Underwriters’ Acceleration Request